Exhibit (a)(5)(B)

BancFirst Corporation

101 NORTH BROADWAY

OKLAHOMA CITY, OKLAHOMA 73102

PRESS RELEASE

For Immediate release: Friday, August 3, 2007

For further information call Joe T. Shockley, Jr. Executive Vice President and Chief Financial Officer at (405) 270-1003

BANCFIRST CORPORATION COMMENCES DUTCH AUCTION SELF-TENDER OFFER

Oklahoma City, OK- BancFirst Corporation (NASDAQ GS: BANF) announced today that it has commenced its previously announced “modified Dutch auction” self-tender offer to repurchase up to 500,000 shares of the Company’s common stock, representing approximately 3.2% of its outstanding shares, at a price per share not less than $39.50 and not greater than $45.00. BancFirst shares closed at $40.59 on Wednesday, August 1, 2007, the last trading day prior to the announcement of the tender offer. The offer will expire on Tuesday, September 4, 2007 at 5:00 P.M., New York City time, unless extended.

Under the procedures for a Dutch auction tender offer, the Company’s shareholders can indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest per-share price within the range that will enable it to buy up to 500,000 shares. If fewer than 500,000 shares are properly tendered, the Company will purchase all shares that are properly tendered and not withdrawn. All shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the shareholder tendered at a lower price. Shareholders whose shares are purchased in the offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period.

Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase, the Letter of Transmittal and related materials that are being mailed to shareholders beginning on Friday, August 3, 2007.

The Offer to Purchase and other offering materials also will be available from the Information Agent, MacKenzie Partners, Inc. The Dealer Manager of the tender offer is Friedman, Billings, Ramsey & Co., Inc.

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock is being made only pursuant to the Offer to Purchase and related materials that the Company is sending to its shareholders. Shareholders should read those materials carefully because they contain important information, including the various terms and conditions of the tender offer. Neither the Company, its directors or officers, the Dealer Manager, the Information Agent nor the Depositary makes any recommendation as to whether to tender shares or as to the price at which to tender shares. Shareholders will be able to obtain copies of the Offer to Purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the Commission’s web site at www.sec.gov without charge when these documents become available. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer. Shareholders and investors who have questions or need assistance may call MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or (800) 322-2885 (toll free), or Friedman, Billings, Ramsey & Co., Inc. at (800) 532-2268.

About the Company

BancFirst Corporation is a financial services holding company and the parent company of BancFirst, Oklahoma’s largest state-chartered bank with $3.6 billion in total assets and 86 banking locations serving 44 communities across Oklahoma.

Safe Harbor Statement

The Company may make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 with respect to earnings, credit quality, corporate objectives, interest rates and other financial and business matters. Forward-looking statements include estimates and give management’s current expectations or forecasts of future events. The Company cautions readers that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, including economic conditions, the performance of financial markets and interest rates; legislative and regulatory actions and reforms; competition; as well as other factors, all of which change over time. Actual results may differ materially from forward-looking statements.

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